Exhibit 99.1

Evogene's Ag-Biologicals Division

Microbiome driving crop productivity

Introduction





Ido Dor, EVP & GM, Ag-Biologicals
Jan 2018

Confidential

 Safe Harbor Statement  This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.” All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.

 AGENDA    ‘Evogene Inside’ – introduction to EvogeneEvogene’s Ag-Biologicals DivisionSummary  3

 What We Do  4  We develop novel products for life- science markets…  …through the use of a unique computational predictive biology platform

Evogene at a Glance

- **Computational Predictive Biology (CPB) Platform -** applied to identify:
  - Genetic elements for improved seeds
  - Chemical compounds for innovative Ag-Chemicals
  - Microbes for novel Ag-Biologicals

- **Strategic collaborations with world-leading agriculture companies -** including BASF, DuPont, Monsanto, Syngenta, ICL

- **Revenue model -** based on licensing agreements, which typically include three main revenue streams:
  - R&D payments - short term
  - Milestone payments - mid term
  - Royalties from product sales - longer term

- **Subsidiaries -**
  - Evofuel (100%) - Castor Seeds
  - Biomica (90%) - Human Microbiome

- **Financial fundamentals -**
  - Cash position - $76 million (September 30th, 2017), no debt
  - Listed on TASE (2007) and NASDAQ (2013)


CPB
Predictive analysis validation
Analysis platforms
Interconnected data hub
Tailored big data
Science
Genetic elements
Chemical compounds
Microbes
BASF
BAYER
DUPONT
ICL
MONSANTO
syngenta
Improved Seeds
Innovative Ag-Chemicals
Novel Ag-Biologicals

3

 Computational Predictive Biology (CPB) Platform    Interconnected data hub    Science: unique multidisciplinary scientific approach          Tailored big data        Analysis platforms using machine learning/AI to identify candidates    Chemical discovery    Stack discovery     Target discovery    Gene discovery     Gene optimization     Toxin discovery    Microbial Discover/ Optimization  Driving Innovation ‘Connecting the Dots’  150K  20K  150K  15K  CPB

 7  Predictive Analysis and Development System

     Corporate Structure  8  Evogene  Ag Divisions   Seeds   Biologicals   Chemicals  Subsidiaries   Computational Predictive Platform   Biologicals

AGENDA

'Evogene Inside' – introduction to Evogene

Evogene's Ag-Biologicals Division

- **Ag-Biologicals Market**
- Vision & Strategy
- Technology
- Pipeline & Collaborations

Summary

7

Industry Challenges & Opportunity

evogene

Need for innovation	Green and Safe	Time To Market
• Increasing resistance • Regulation pressure • Decline in product introductions	• Awareness, regulations and practices	• Shorter time and lower cost compared to alternatives –



Roundup



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PROTECT BEES
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BEFORE IT'S TOO LATE!



Ag Chemicals
Ag Biologicals

Ag-Biologicals - a new pillar in agriculture productivity

Seeds & Traits	Ag-Chemicals	Fertilizers	Ag-Biologicals
			
~$40B	~$50B	~$100B	

I 8

 Ag-Biologicals  Products derived of natural sources  Bio-Pesticides   Support the plant by reducing pest damage to the plant     Plant Extracts  Microbial  Macrobials  Pest natural enemies   e.g. bacteria or fungi  Plant derivedchemistry    Ag-Biologicals Sources:  Bio-Stimulants  Mediating plants’ response to optimize yield potential    11

 12  Ag Biologicals Market  ~$3.2B* in 2015  Rapid growth sector  * Source: Phillips McDougall , 2015  ~$8B  ~$3.2B  Source – 2022 estimation based on integrated information of BCC Research, marketsandmarkets, Agropages and Phillips McDougall   Bio-stimulants  Bio-pesticides  2022 E      Fast growing sector with potential to complementAg-Inputs market

 Industry Recognition of the Microbiome Opportunity  13                  Major Ag companies – actively invest in order to build position  Emerging startups – significant investments in recent 2-3 years

 The Microbiome OpportunityBillions of Microbes Matter!  14  Human microbiome understanding    Leveraged to plant microbiome research      Microbiome is driving crop’s productivity  In and on the plantBelow and above ground

AGENDA

'Evogene Inside' – introduction to Evogene

Evogene's Ag-Biologicals Division

- Ag-Biologicals Market
- **Vision & Strategy**
- Technology
- Pipeline & Collaborations

Summary

13

 Ag-Biologicals Division’s GoalIncreasing crop’s productivity through productive microbiome  16  To introduce environmentally safe and effective microbiome based Ag-Biological products driving crop’s productivity    Addressing Key Challenges  Bio-Stimulants  Bio-Pesticides  Short time to marketEnd to end capabilities for product development    Position on Value Chain  Partner          Addressing key challenges of :efficacy, stability and commercial viability  Efficacy  Stability   Commercial viability  Significant improvement / protection ofyield        Consistency across germplasms / geographies  Shelf-lifeCOGS

 Product OfferingEvogene’s Ag-Biologicals Product Strategy  17    Balance between Row and Specialty crops & direct vs. indirect market access  Specialty crops  Row crops    Balanced product programs: Bio-stimulants and Bio-pesticides  Bio Stimulants  Bio Pesticides  Plant Health  Cost effective application paths  Seed treatment  Seed treatment  Seed treatmentand other applications  Seed treatmentand other applications      Enabling Fermentation & Formulation technology - driving product stability and efficay    Leverage of core program for extension into new product types  Future potential

 18    Model A  Model B  Model A – Indirect Market Access    Focus mainly on row crops Go-to-market based on partners channel     Model B – Direct Market Access  Focus mainly on high value specialty cropsCommercialization through distributors / strategic licensing agreements  Partner  Distributor  Position on Value Chain

AGENDA

'Evogene Inside' – introduction to Evogene

Evogene's Ag-Biologicals Division

- Ag-Biologicals Market
- Vision & Strategy
- **Technology**
- Pipeline & Collaborations

Summary

17

 20  Approach  Decoding complex plant - pest - microbiome interaction for the identification of genetic elements with desired features for the development of microbial based products  Plant  Pest  Microbiome    COGS

 Technology – Computational Predictive Biology Platform  21  Utilizing a proprietary Computational Predictive Biology (CPB) Platform harnessing the power of genotypic & phenotypic BIG DATA through advanced informatics    Novel Ag-Biologicals Products

 CPB Platform to Support Product Development  Novel Ag-Biologicals Products  Strains & functions discovery  Optimization  Advanced formulation & fermentation  Utilizing a proprietary Computational Predictive Biology (CPB) platform harnessing the power of genotypic & phenotypic BIG DATA through advanced informatics  22

AGENDA

'Evogene Inside' – introduction to Evogene

Evogene's Ag-Biologicals Division

- Ag-Biologicals Market
- Vision & Strategy
- Technology
- **Pipeline & Collaborations**

Summary

21

 Ag – Biological Product PortfolioPipeline  24  Bio-Stimulants  1  Corn                2  Wheat              Bio-Insecticides  3  Corn Root Worm                4  Stink-Bug - soy                5  Lepidoptera - specialty              Bio-Fungicides  6  Fusarium bio-fungicide - Corn                7  Mildews Bio-Fungicide - grapes

 ResultsBio-Stimulants examples  25  None - inoculated  EVO004  Stem below ear R2  Stem below ear R2  Ear R3  Ear R3  14  1  16  1    10% Yield improvement in field trials (2016, 2017)  Under moderate drought

 ResultsBio-Stimulants examples  26  18% yield increase in field (2017)EVO33394+EVO33393  13% yield increase in field (2017)EVO33394+EVO33402      Under moderate drought  Under moderate drought

 DuPont-Pioneer - Evogene Collaboration  27

 28  Results Bio-Insecticides examples (initial Lab, Greenhouse)  EVO30013  BL  Fall Army WarmLeaf disk assay results      Western corn root worm83% increase in leaf area50% reduction in insect survival

 29  ResultsBio-Fungicides examples (Greenhouse)  EVO4918  Mock    Fusarium in corn - ~70% reduction in disease severity

 AGENDA    ‘Evogene Inside’ – introduction to EvogeneEvogene’s Ag-Biologicals DivisionSummary  30

Value Creation Roadmap



Value (illustration)
Phase advancement
Bio-Stimulants & Pesticides
New collaboration
Additional strategic collaboration
Patent grant - strains
New product program
Early commercialization of Technology
Milestone payment
Patent grant - technology
Initial revenue from first product
Expansion into new territories and product types
2018
2019
2020
2021

29

 Summary  5  2  3  4  Initiated in 2015, Evogene already generated valuable product pipelines for bio-stimulants & bio-pesticides is in place – potential 1st product launch in 2021  1  Ag–Biologicals - fastest growing sector in Agriculture inputs, expected to reach $8B in 2022  Evogene’s Computational Predictive Biology platform (CPB), combining biological understanding and cutting-edge computational technology is key for next generation product development  Microbiome is a promising opportunity to drive Ag-Biologicals market’s expansion  Ag-Biologicals time to market is relatively short due to favorable regulatory landscape  32 evogene
Plant Innovation

Evogene's Ag-Biologicals Division

Microbiome driving crop productivity

Introduction





Ido Dor, EVP & GM, Ag-Biologicals
Jan 2018

Confidential